Grupo Casa Saba’s Chilean subsidiary, Farmacias Ahumada, S.A., was notified of a lawsuit filed by Farmacias Cruz Verde, S.A.

Mexico City, Mexico, August 22, 2011. - In terms of Article 50 Section V, subsection b) of the General regulations applicable to securities issuers and other stock market participants, Grupo Casa Saba, S.A.B. de C.V. (BMV:SAB* and NYSE:SAB) announces that on August 19, 2011 its subsidiary, Farmacias Ahumada, S.A. (FASA), was notified that Farmacias Cruz Verde, S.A. had filed a lawsuit against it before the Chilean judicial authorities, whereby Cruz Verde claims alleged damages suffered as a consequence of the actions undertaken by the Antitrust authority in Chile before the Chilean Antitrust Courts, which would amount for the concepts of damages, losses and moral damages nearly $11.011.300.685 Chilean pesos (approximately US$23.000.000), plus adjustments, interest and legal fees that may be originated.

In accordance with the preliminary report from the defense lawyers, FASA does estimates unlikely for this lawsuit to cause a negative impact on its financial statements.

About Grupo Casa Saba

Grupo Casa Saba, S.A.B. de C.V. (“Saba”, “GCS”, “the Company” or “the Group”) is one of the leading Mexican distributors of pharmaceutical products, beauty aids, personal care and consumer goods, general merchandise and publications. It also operates one of the most important pharmacy chains in Latin America. In 2010, the company had net sales of $34,244 million pesos.  The Group is listed on both the Bolsa Mexicana de Valores (Mexican Stock Exchange) and the New York Stock Exchange (NYSE).

Contacts:
GRUPO CASA SABA                                   IR Communications:
Sandra Yatsko, IR                                          Jesús Martínez Rojas
+52 (55) 5284-6672                                      +52 (55) 5644-1247
syatsko@casasaba.com                               jesus@irandpr.com